Logistic Properties of the Americas

Plaza Tempo, Edificio B

Oficina B1, Piso 2

San Rafael de Escazú

San José, Costa Rica

VIA EDGAR

February 23, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Stacie Gorman
Pam Howell
Frank Knapp
Isaac Esquivel

Re:	Logistic Properties of the Americas
Amendment No. 1 to Registration Statement on Form F-4
Filed January 6, 2024
File No. 333-275972

Ladies and Gentlemen:

On behalf of our client, Logistic Properties of the Americas (the “Company”), we are writing to submit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 2, 2024, regarding Amendment No. 1 to the Registration Statement on Form F-4/A filed by the Company on January 6, 2024. Concurrently with this response, the Company has filed Amendment No. 2 to the Registration Statement on Form F-4/A pursuant to the Staff’s comments (the “Amended Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amended Registration Statement, which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Registration Statement on Form F-4

If we are unable to complete a PIPE or otherwise raise funds to meet the Minimum Cash Condition ...., page 53

1.	Please revise to provide additional disclosure regarding the risks associated with obtaining PIPE financing on terms not favorable to you, including the impact upon non-redeeming shareholders, including dilution in percentage ownership, potential pricing of the PIPE financing below the amount per share in the trust and the dilution in book value per share.

Response: In response to the Staff’s comment, the Company has revised the disclosure in this risk factor on page 53 of the Amended Registration Statement.

Financial Projections, page 109

2.	Please disclose the projections that Marshall & Stevens extended through 2030 and the assumptions underlying such projections. We note that such projections were utilized by Marshall & Stevens and are therefore material to investors in understanding the calculations utilized in rendering the fairness opinion.

Response: In response to the Staff’s comment, the Company has disclosed these projections and the underlying assumptions on page 109 of the Amended Registration Statement.

Management of Pubco Following the Business Combination, page 200

3.	Please provide the compensation information required by Item 6.B of Form 20-F, as required by Item 18(a)(7)(ii) of Form F-4. Please also discuss any changes planned to the compensation as a result of this business combination and becoming a public company.

Response: In response to the Staff’s comment, the Company has provided the disclosure on pages 173 and 213 of the Amended Registration Statement.

Index to Financial Statements, page F-1

4.	We note the audited financial statements of Latam Logistic Properties, S.A. are older than 12 months. Please update your financial statements and related disclosure pursuant to Item 14 of Form F-4 and Item 8.A.4 of Form 20-F or, if applicable, provide the appropriate representations required by Instruction 2 to Item 8.A.4 in an exhibit to the filing.

Response: In response to the Staff’s comment, the Company has filed a letter with the representations required by Instruction 2 to Item 8.A.4 as Exhibit 99.2 to the Amended Registration Statement.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact the undersigned by phone at (212) 626-4460 or via e-mail at michael.fitzgerald@bakermckenzie.com.

Sincerely,

/s/ Michael L. Fitzgerald
Michael L. Fitzgerald
Baker & McKenzie LLP

Cc:	Joshua N. Englard
Partner
Ellenoff Grossman & Schole LLP

Esteban Saldarriaga
Chief Executive Officer
LatAm Logistic Properties, S.A.